Exhibit 99.4

ANNUAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Husky Energy Inc. (“Husky”) has chosen to use notice and access for delivery of meeting materials to holders of its common shares. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders’ meeting. However, instead of receiving a paper copy of the management information circular dated March 22, 2019 (the “Circular”), shareholders receive this notice explaining how to access such materials electronically.

MEETING DATE AND LOCATION

WHEN:	Friday, April 26, 2019 at 10:30 a.m. (Calgary time)

WHERE:	Performance Hall
National Music Centre - Studio Bell
850 - 4th Street SE
Calgary, Alberta

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1.

Election of Directors: Shareholders will be asked to elect 16 directors for the ensuing year. Information respecting the election of directors can be found in the Circular under “Business of the Meeting – Election of Directors” and “Director Nominees”.

2.

Appointment of Auditors: Shareholders will be asked to appoint KPMG LLP as Husky’s auditors. Information respecting the appointment of KPMG LLP can be found in the Circular under “Business of the Meeting – Appointment of Auditors”.

3.

Other Business: Shareholders may be asked to consider other items of business that are properly brought before the meeting. Information respecting the use of discretionary authority to vote on any such other business can be found in the Circular under “Voting Questions and Answers”.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online at www.sedar.com or at the following internet address:

http://www.huskyenergy.com/downloads/investorrelations/2019/Mgt_Info_Cir2019.pdf

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Circular was filed on SEDAR by:

•	Calling 1-855-527-5005

Requests should be received at least 10 business days in advance of the proxy deposit date set out in the accompanying proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date.

Husky has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Circular with this notification.

VOTING

Beneficial shareholders, those shareholders whose shares are registered in the name of another person (usually in the name of a broker or the broker’s agent), are asked to return their voting instruction forms using one of the following methods by the date and time set out in the accompanying voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English)
1-800-474-7501 (French)

MAIL:	Data Processing Centre
PO Box 2800 Stn LCD Malton
Mississauga ON L5T 2T7

Registered shareholders, those shareholders whose shares are registered in their own names, are asked to return their proxies using one of the following methods by the date and time set out in the accompanying proxy form:

FACSIMILE:	1-866-249-7775 (within North America)
1-416-263-9524 (outside North America)

MAIL:	Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto ON M5J 2Y1
Attention: Proxy Department

Please Note: You cannot use this notice to vote. If you request a paper copy of the meeting materials, you will not receive a new proxy or voting instruction form, so you should retain the proxy or voting instruction form accompanying this notice in order to vote.

Shareholders with questions about notice and access can call toll free 1-866-964-0492.